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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

NATIONAL HEALTHCARE CORPORATION
(Name of Issuer)
Common Stock
(Title of Class of Securities)
6359 06 100
(CUSIP Number)
Ira Sochet
1602 Micanopy Avenue
Miami, Florida 33133
(305) 858-2291

Copy to:
Louis R. Montello, Esquire
Montello & Associates, P.A.
777 Brickell Avenue, Suite 1070
Miami, Florida 33131
(305) 373-0300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 12, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	6359 06 100

1	NAMES OF REPORTING PERSONS: Ira Sochet

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF, WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		1,164,323

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,164,323

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,164,323

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	9.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

     This amendment to Schedule 13D (the “Amendment”) is filed as Amendment No. 4 to the Statement on Schedule 13D, dated April 2, 2004 (the “Schedule 13D”), filed on behalf of Ira Sochet (the “Reporting Person”) relating to the common stock of National Healthcare Corporation, a Delaware corporation.
     This Amendment reflects material changes in the Schedule 13D, as amended, such material changes being more fully reflected in Item 5 below.
Item 5. Interest in Securities of the Issuer.
     (a) As of the close of business on June 13, 2007, the Reporting Person beneficially owned an aggregate of 1,164,323 shares of Common Stock, which constituted approximately 9.3 percent of the 12,538,327 shares of Common Stock outstanding on April 30, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2007. The 1,164,323 shares of Common Stock beneficially owned by the Reporting Person consist of 1,139,525 shares owned by the Reporting Person and 24,798 shares owned by Investors Risk Advantage L.P., a Delaware limited partnership (“IRA”).
     (b) The Reporting Person has the sole power to vote or direct the vote, and the sole power to dispose or to direct the disposition of, all the shares of Common Stock beneficially owned by him.
     (c) The following table sets forth all transactions in Common Stock effected by the Reporting Person since April 13, 2007. All of such transactions were open market transactions effected through brokers.

	Number of	Approximate
Date	Shares Purchased	Price Per Share
04/25/2007	1,800	$51.61
04/30/2007	9,801	$51.20
05/01/2007	8,074	$50.92
05/01/2007	996	$50.76	*
05/08/2007	200	$51.16
05/11/2007	47,300	$52.00
05/15/2007	2,300	$51.14
05/29/2007	2,900	$51.11
05/29/2007	200	$51.04	*
05/30/2007	10,700	$50.91
05/31/2007	900	$51.00
06/04/2007	4,128	$51.02
06/04/2007	400	$51.00
06/04/2007	1,000	$51.01	*
06/05/2007	9,626	$51.06
06/06/2007	2,901	$50.94
06/07/2007	10,212	$50.96
06/08/2007	300	$50.66
06/12/2007	2,500	$50.47

*	Purchased by IRA.

(d)	Not applicable.

(e)	Not applicable.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

June 14, 2007	/s/ IRA SOCHET
Ira Sochet